
Mail Stop 4631

December 1, 2009

Richard F. Hobbs
Chief Financial Officer
Sensient Technologies Corporation
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5304

> **Re:** **Sensient Technologies Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Definitive Proxy Material Filed on Schedule 14A on March 13, 2009**
> **File No. 1-7626**

Dear Mr. Hobbs:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

DEFINITIVE PROXY MATERIAL FILED ON SCHEDULE 14A ON MARCH 13, 2009

Compensation Objectives and Philosophy, page 20

1. We note the disclosure that you target your compensation to the 75th percentile of the comparable company data and that actual aggregate compensation was "close" to this percentile. Please disclose the actual percentile for each named executive officer.

Cash and Incentive Compensation

Base Salary, page 23

2. In future filings, please expand the disclosure to describe the specific factors that resulted in the compensation awarded for each named executive officer. For example, we note that individual performance measures such as job responsibilities, individual experience, demonstrated leadership, and performance potential are also analyzed by the company to calculate base salary. Please explain how individual roles and individual performance factor into the base salary amounts you disclose in the Summary Compensation table on page 29 for each named executive officer. Please show us in your supplemental response what the revisions will look like.

3. You disclose several factors that you consider, "among other factors", in determining the based salary for a particular executive. In future filing, delete the phrase "among other factors", and disclose all factors you consider in determining the base salaries for the named executive officers.

4. We note that base salaries were "generally" between the 50th and 75th percentiles. Please disclose the actual percentile for each named executive officer and if a percentile was less than or more than this range please explain the reason(s) why. Please also comply with this comment with respect to the annual incentive plan bonuses discussed on page 24 and the equity awards discussed on page 25.

Grant of Plan-Based Awards, page 31

5. Please tell us, with a view towards future disclosure, how the 2008 target amounts compared to actual company results and how actual performance resulted in the award amounts shown in the Summary Compensation table for each named executive officer.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson, Staff Acountant, at (202) 551-3753 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions related to the financial statements or related comments. Please contact Dorine Miller, Financial Analyst, at (202) 551-3711 or Andrew Schoeffler, Attorney, at (202) 551-3748 if you have any other questions regarding our comments.

Sincerely,

John Hartz
Senior Assistant Chief
Accountant